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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             EQUITY MARKETING, INC.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   294724 10 9
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                                 (CUSIP Number)


         Stephen P. Robeck                           with a copy to:
         c/o Equity Marketing, Inc.                  Leland P. Smith, Esq.
         6330 San Vicente Boulevard                  Equity Marketing, Inc.
         Los Angeles, CA  90048                      6330 San Vicente Boulevard
         (323) 932-4300                              Los Angeles, CA 90048
                                                    (323) 932-4300
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
  and Communications)


                                October 20, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SECTIONS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTION 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   294724 10 9
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1.          Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Stephen P. Robeck
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2.          Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)      X

            (b)
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3.          SEC Use Only
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4.          Source of Funds (See Instructions)       Not Applicable
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5.          Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
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6.          Citizenship or Place of Organization        United States of America
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NUMBER OF SHARES    7.         Sole Voting Power                  0
BENEFICIALLY        -----------------------------------------------------------
OWNED BY EACH       8.         Shared Voting Power (1)(2)           985,713
REPORTING PERSON    -----------------------------------------------------------
WITH                9.         Sole Dispositive Power             0
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                    10.        Shared Dispositive Power (1)(2)      985,713
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2)
     985,713
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)            X
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13.  Percent of Class Represented by Amount in Row (11)   15.4%*

     * Based on the number of shares of Common Stock of Equity Marketing, Inc. (the "Company") reported as being outstanding on Form 10-Q of the Company for the quarter ended June 30, 2000
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14.  Type of Reporting Person (See Instructions)

     IN
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                 (1) Includes 938,750 shares of Common Stock held by the Robeck
         1997 Trust. Mr. Robeck and his wife are Co-Trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares.

                 (2) Includes 1,963 shares of Common Stock held by the Equity Marketing, Inc. 401(k) Plan Trust.



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                  Mr. Robeck expressly disclaims beneficial ownership of any shares of Common Stock except the 985,713 shares of Common Stock with respect to which he possesses voting and dispositive power.





















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ITEM 1.

         No material change has occurred to this item of the Schedule 13D filed with the Securities and Exchange Commission on April 6, 2000.


ITEM 2.

         No material change has occurred to this item of the Schedule 13D.

ITEM 3.

         No material change has occurred to this item of the Schedule 13D.

ITEM 4.

         No material change has occurred to this item of the Schedule 13D.

ITEM 5.

         (a)  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (1)(2)                  985,713

         (b)  PERCENT OF CLASS:                                                             15.4%

         (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               (i)      Sole power to vote or to direct the vote                                0

               (ii)     Shared power to vote or to direct the vote (1)(2)                 985,713

               (iii)    Sole power to dispose or to direct the disposition of                   0

               (iv)     Shared power to dispose or to direct the disposition of(1)(2)     985,713

               --------------------
               (1)    See Item 6.
               (2) Includes 45,000 shares of Common Stock issuable within 60 days of November 7, 2000 upon exercise of options to purchase Common Stock of the Company.

         On September 14, 2000, Mr. Robeck sold 27,000 shares of Common Stock of the Company on the open market for a price per share of $13.5625 and 10,000 shares of Common Stock of the Company on the open market for a price per share of $13.50.

         On October 20, 2000, Mr. Robeck sold 38,000 shares of Common Stock of the Company on the open market for a price per share of $13.875.


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ITEM 6.

          THE ROBECK 1997 TRUST. Includes 938,750 shares of Common Stock owned by the Robeck 1997 Trust. Mr. Robeck and his wife are Co-Trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares.

          EQUITY MARKETING, INC. 401(k) PLAN TRUST. Includes 1,963 shares of Common Stock held by the Equity Marketing, Inc. 401(k) Plan Trust.

          VOTING AGREEMENT. On June 20, 2000, the Voting and Irrevocable Proxy Agreement dated as of March 29, 2000 among Crown EMAK Partners, LLC ("Crown") (formerly known as Crown Acquisition Partners, LLC), Stephen P. Robeck and the Robeck 1997 Trust, as amended, terminated upon the second closing of a transaction whereby the Company issued and sold to Crown Preferred Stock of the Company and warrants to purchase Preferred Stock of the Company.

ITEM 7.

          No material change has occurred to this item of the Schedule 13D.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Dated:  November 15, 2000

                                                /s/ STEPHEN P. ROBECK
                                                -------------------------------
                                                Stephen P. Robeck













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